Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated
September 13, 2010 to Prospectus dated November 26, 2008
Registration No. 333-155724

W. R. Berkley Corporation
$300,000,000
5.375% SENIOR NOTES DUE 2020

Issuer:	W. R. Berkley Corporation
Securities:	5.375% Senior Notes due 2020
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings*:	Baa2/BBB+/BBB+ (Stable/Stable/Stable)
Minimum Denominations:	$1,000 x $1,000
Trade Date:	September 13, 2010
Settlement Date:	September 16, 2010
Maturity Date:	September 15, 2020
Fees:	0.650%
Principal Amount:	$300,000,000
Price to Public:	99.710% of principal amount
Spread to Treasury Benchmark:	265 basis points
Treasury Benchmark:	2.625% due August 15, 2020
Treasury Benchmark Yield:	2.763%
Coupon:	5.375%
Yield to Maturity:	5.413%
Interest Payment Dates:	Semi-annually on the 15th of each March and September, commencing on March 15th, 2011
Optional Redemption:	Make-whole redemption at any time at a discount rate of US Treasury + 50 bps
CUSIP; ISIN:	084423AR3; US084423AR36
Active Bookrunner:	Banc of America Securities LLC (Billing & Delivering)
Passive Bookrunners:	J.P. Morgan Securities LLC, Wells Fargo Securities, LLC
Co-Manager:	Morgan Stanley & Co. Incorporated
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Bookrunner in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC toll-free at 1-800-294-1322.